Exhibit 99.63

31 March, 2017

Certificate of Qualified Person

Tony Sanford

I, Tony Sanford, BSc. (Hons.), MBA (Mineral Resources Management), Pr.Sci.Nat, residing at Calle Esquilache 371, Piso 6, San Isidro, Lima Perú do hereby certify that:

1.	I am an independent geological consultant contracted by Lithium Americas Corporation.

2.

This certificate applies to the technical report titled “Updated Feasibility Study and Reserve Estimation and Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, (the “Technical Report”) with an effective date of March 29, 2017.

3.

I graduated with a MBA (Mineral Resources Management) from the University of Dundee, Scotland, Centre for Energy, Petroleum and Mineral Law and Policy, in 1998; with a B.Sc (Hons), Geology from the University of Natal, Durban, South Africa in 1985 and B.Sc. (Geology & Applied Geology) in 1984. I have worked in my profession for a total of nearly 31 years since completing my honours degree in 1984 in the fields of geology, and environmental and social science related to the exploration, construction, operation, and closure phases of mine development. My experience includes working in environmental and social issues related to both open pit and underground mining including heap leach and mine waste/tailings disposal, and on the development of regulatory permits including ESIAs and mine closure plans, the last 18 years of which have been in South America. I have read the definition of “Qualified Person” set out in National Instrument 43 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•	Senior Regional Consultant, South America, Ausenco	2016-present

•	Environmental Services and Water Resources Manager. Perú, Ausenco	2015 - 2016

•	Environmental Services Manager, Perú, Ausenco	2008 - 2015

•	Senior Geologist, Perú, Ausenco	2004 - 2008

•	Geologist, Senior Geologist, Anglovaal, South Africa, Zambia	1985 - 1996

4.	I have visited the Property that is the subject of this Technical Report during the period 14-15 February, 2017.

5.	I am responsible for authoring Section 20 and Sections 4.7 through 4.10 and co-authoring Sections 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 29, 2017

Signing Date: May 11, 2017

{SIGNED AND SEALED}

[Tony Sanford]

Tony Sanford, Pr.Sci.Nat.